United States securities and exchange commission logo





                            October 3, 2022

       Phillip Greenwood
       Chief Executive Officer
       Careerlink Holdings, Inc.
       1907 Harney St., Suite 160
       Omaha, NE 68102

                                                        Re: Careerlink
Holdings, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 19,
2022
                                                            File No. 024-11997

       Dear Phillip Greenwood:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. Revise your cover page to disclose that investors will be required to subscribe to the offering via the
third-party platform managed by Manhattan Street Capital and agree to the terms of the
offering and the subscription agreement. Your disclosure should state whether any fees will
be paid by investors to use Manhattan Street Capital   s website.
   2. You disclose that Phillip Greenwood, your Chief Executive Officer, beneficially owns
                                                        100% of your Class B
common stock. Please disclose on the cover page that you are and will continue to be a
"controlled company" following the completion of this offering and the identity and
beneficial ownership percentage of your controlling shareholder.
 Phillip Greenwood
FirstName   LastNamePhillip
Careerlink Holdings, Inc. Greenwood
Comapany
October     NameCareerlink Holdings, Inc.
         3, 2022
October
Page  2 3, 2022 Page 2
FirstName LastName
Plan of Distribution and Selling Securityholders
Incentives, page 22

3. We note your disclosure that the company intends to offer marketing promotions to encourage potential investors to invest, including offering a 10% discount on the current price per share of the offering if a minimum of $500,000 of funds are invested. Please revise to include a functioning link to the website. Please explain how the promotions or discounts will comply with Rule 251(d)(3)(ii) of Regulation A. Interest of Management and Others in Certain Transactions, page 43

4. We note your disclosure that the Preferred Stock may be converted into shares of Class A
         Common Stock    determined by dividing the Conversion Price (defined
therein), as
         adjusted for any accrued and unpaid dividends, by the original
purchase price    and the
         Conversion Price is the original purchase price as adjusted from time to time subject to anti-dilution rights. Please provide examples of how the conversion provision works under different scenarios to illustrate the range of shares the Preferred Stock is convertible into subject to the anti-dilution protective provisions.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Jonathan Leinwand